UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 13, 2015 entitled “Arcos Dorados to Host the Annual General Shareholders’ Meeting”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 13, 2015

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS TO HOST THE ANNUAL GENERAL
SHAREHOLDERS’ MEETING

Buenos Aires, Argentina, March 13, 2015 — Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced that on March 12, 2015, the Board of Directors set the date for the Company’s Annual General Shareholders’ Meeting (“AGM”). The AGM will be held on April 27, 2015, in Montevideo, Uruguay, at 9:00 a.m. (local time), for all shareholders of record as of March 24, 2015.

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About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,086 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of September 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com.

Investor Relations Contact:
Daniel Schleiniger – IR Director
Arcos Dorados
ir@ar.mcd.com
+54 11 4711 2287 – Buenos Aires
+1 305 961 2856 – Miami
www.arcosdorados.com/ir